BB 3/28

AB 3/3

SEC FILE NO.
8-52700

| ANNUAL AUDITED REPORT |
| FORM X-17A-5 |
| PART III |

Iı   ıd Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   __01/01/05__   AND ENDING   __12/31/05__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JPMorgan Distribution Services, Inc.

17a-5)

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

     1111 Polaris Parkway

PROCESSED PROCESSED

JUN 0 2 2006   JUN 0 2 2006

THOMSON   THOMSON
FINANCIAL (No. and Street) FINANCIAL

     Columbus   Ohio   43240

       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

       Michael R Machulski   (614) 248 – 4815
                                                           (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago,	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


MAIL PROCESSING
SEC   RECEIVED
MAR   1 2006
WASH D.C.   160   SECTION

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

CM 5/31

OATH OR AFFIRMATION

I, Michael R Machulski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JPMorgan Distribution Services, Inc. as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Name: Michael R Machulski
Title: Vice President & Treasurer

Notary Public

MARIANNE C BROWN
Notary Public, State of Ohio
My Commission Expires May 1, 2008

This report ** contains (check all applicable boxes):

[x]	(a)	Facing Page
[x]	(b)	Statement of Financial Condition
[ ]	(c)	Statement of Income
[ ]	(d)	Statement of Cash Flows
[ ]	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
[ ]	(g)	Computation of Net Capital
[ ]	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
[ ]	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
[ ]	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
[ ]		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x]	(l)	An Oath or Affirmation
[ ]	(m)	A Copy of the SIPC Supplemental Report
[ ]	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

JPMorgan Distribution Services, Inc.
(A Subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2005



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
JPMorgan Distribution Services, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of JPMorgan Distribution Services, Inc. and its wholly-owned subsidiary (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2006

JPMorgan Distribution Services, Inc.
(A Subsidiary of JPMorgan Chase & Co.)
Consolidated Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 217,780,406
Receivable from funds and affiliates	44,500,658
Receivable, other	1,323,203
Deferred commissions (net of accumulated amortization of $34,664,568)	47,595,428
Intangible assets (net of accumulated amortization of $3,375,000)	236,625,000
Goodwill	421,000,000
Other assets	1,589,658
Total assets	$ 970,414,353

Liabilities and Stockholder's Equity

Payable to affiliates	$ 13,342,027
Accrued employee compensation and benefits	16,686,604
Current income taxes	33,462,756
Deferred taxes	6,889,746
Accounts payable, accrued expenses, and other liabilities	11,163,085
Total liabilities	81,544,218

Stockholder's equity

Common stock, $10 par value, authorized, issued and outstanding 100 shares	1,000
Additional paid in capital	807,492,456
Retained earnings	81,376,679
Total stockholder's equity	888,870,135
Total liabilities and stockholder's equity	$ 970,414,353

The accompanying footnotes are an integral part of this consolidated financial statement.

1. **Organization**

   The consolidated statement of financial condition includes the accounts of JPMorgan Distribution Services, Inc. ("JPMDS") and its wholly-owned subsidiary, JPMorgan Funds Management, Inc. (the "Subsidiary") (collectively, the "Company"). JPMDS is a wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMC" or the "Parent"). JPMDS is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. A significant portion of the Company's customers are customers of the Parent. JPMDS promptly transmits all funds received in connection with the distribution of investment company shares to the investment companies offering the mutual fund and does not otherwise carry customer accounts.

   JPMDS and the Subsidiary serve as distributor and administrator, respectively, for the JPMorgan Mutual Fund Group, the JPMorgan Mutual Fund Investment Trust, the JPMorgan Fleming Mutual Fund Group, Inc., the JPMorgan Investment Trust, the UM Investment Trust, the UM Investment Trust II, the Undiscovered Managers Funds, the JPMorgan Trust II, the JPMorgan Trust I, the JPMorgan Series Trust II, the JPMorgan Fleming Series Trust, the JPMorgan Institutional Trust, the Pacholder High Yield Fund, Inc. and the CollegeChoice 529 Plan (collectively, the "Funds") and, as such, receive administrative fees for their services.

   Business Changes and Developments
   On February 19, 2005, the JPMorgan Mutual Funds and One Group Mutual Funds merged to become the JPMorgan Mutual Funds. In conjunction with this merger the Company became the distributor, shareholder servicing agent, administrator, and B-share financing agent for the Funds. Also, during the year, approximately 120 employees related to JPMC's cash global business transferred from an affiliated broker/dealer to the Company.

2. **Summary of Significant Accounting Policies**

   Use of Estimates
   The preparation of the statement of financial in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

   Revenue and Expenses
   Administrative fees are determined based on the average daily net assets of the Funds and are accrued monthly.

Distributor fees, shareholder servicing fees, and contingent deferred sales charge ("CDSC") fees are accrued monthly. Distributor fees ("12b-1 fees") are subject to plans pursuant to Rule 12b-1 under the Investment Company Act of 1940 and are determined based on average net assets of the various classes of the Funds. Shareholder servicing fees are determined by the average net assets of the Funds and accrued monthly. CDSC fees are collected from shareholders of certain fund classes upon early redemption.

The majority of Rule 12b-1 fees received from the Funds are paid by JPMDS to shareholder servicing agents who sell the Funds' shares. JPMDS enters into selling agreements with affiliates and third parties for the distribution of the Funds. Payments under these arrangements are subject to Rule 12b-1 guidelines and are computed based on the average daily net assets of the investments multiplied by the prospectus 12b-1 fee. These expenses are included in commissions in the consolidated statement of income. In addition, JPMDS enters into shareholder servicing agreements with affiliates and third parties related to the Funds. Payments under shareholder servicing contracts are computed based on the average daily net assets of the investments multiplied by the agreed upon contracted rate. They are recorded as shareholder servicing fees in the consolidated statement of income.

Cash and Cash Equivalents
Cash on deposit and highly liquid investments with original maturities of three months or less are considered cash and cash equivalents.

Consolidation
Intercompany balances and related transactions are eliminated in consolidation.

Deferred Commissions
The Company pays commissions to shareholder servicing agents who sell certain fund classes for which the shareholders themselves do not pay a commission at the time of purchase. The Company has deferred the expense associated with these commissions. The amortization period of these deferred commissions is based on the number of years for which CDSC fees are payable to the Company; six years for B shares and one year for C shares. The deferred commissions' weighted average amortization period was approximately 4.28 years at December 31, 2005 and the amortization charged for the year ended December 31, 2005 amounted to $15,205,235.Impairment of deferred commissions is reviewed annually and whenever events or changes in circumstances indicate the carrying amount may not be recoverable. No impairment was recognized during 2005 or existed at December 31, 2005.

Intangible Assets and Goodwill
Goodwill and intangible assets recorded on the consolidated statement of financial condition include goodwill of $421,000,000, an indefinite-lived intangible associated with mutual fund contracts of $195,000,000, and a finite life intangible related to the value of customer relationships of $45,000,000. The customer relationship intangible is amortized on a straight-line basis over its estimated life of 20 years.

Other Assets

Other assets include primarily prepaid items as well as furniture and equipment which is depreciated over the estimated useful lives of the assets.

Income Taxes

The Company is included in the consolidated federal and certain combined or unitary state income tax returns of JPMC. In addition, the Company files income tax returns in various states on a separate return basis. The Company's applicable income tax provisions are determined on the basis of a separate tax return calculation, and the amount of current tax liability or asset calculated is either remitted to or received from the Parent.

3. Related-Party Transactions

At December 31, 2005, all cash was held at one financial institution, which is a related party of the Company. Cash equivalents of $211,534,423 are invested in various JPMC money market funds. Receivable from the Funds relates to the contractual obligation of the Funds with respect to administrative, distributor, and shareholder servicing provided by the Company.

The Liability associated with expenses incurred from normal operating activities and paid by affiliates on behalf of the company is included in payable to affiliates on the consolidated statement of financial condition and was $1,255,557 as of December 31, 2005. The remainder of the total payable to affiliates as of December 31, 2005 represents 12b-1 and shareholder servicing fees, received from the Funds, which are payable to affiliated shareholder servicing agents who sell the Funds' shares.

4. Employee Compensation and Benefits

The Company's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMC. Additionally, Company's employees may receive stock-based incentive compensation based on their performance and JPMC's consolidated operating results.

Pension and Other Postretirement Benefits

The Company's employees participate in the JPMC qualified noncontributory defined benefit pension plan and may also participate in the domestic defined contribution plans sponsored by JPMC. In addition, through JPMC, the Company provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits on the Company's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory. As of August 1, 2005, the eligibility requirement for employees to qualify for subsidized retiree medical coverage were revised and life insurance coverage was eliminated for active employees retiring after 2005. There are no separate plans solely for the employees of the Company. Employees of the Company are also eligible to participate in JPMC's defined contribution retirement savings plan. The Company is required to make contributions to the plan based on the level of employee participation.

Employee Stock-Based Incentives
Certain key employees of the Company participate in JPMC's long-term stock-based incentive plans that provide for grants of common stock-based awards, including stock options, restricted stock, restricted stock units, and stock appreciation rights. See the 2005 Annual Report of JPMorgan Chase & Co. for further disclosure.

5. **Income Taxes**

The significant components of deferred tax assets and liabilities relate primarily to compensation and prepaid commissions.

At December 31, 2005, the Company had a net current federal tax payable of $20,860,719 and a net current state tax payable of $12,602,037.

6. **Net Capital Requirements and Exemptive Provision under Rule 15c3-3**

JPMDS is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. JPMDS is required to maintain minimum net capital equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2005, the Company had net capital of $138,444,263 which was $135,205,164 in excess of its required net capital of $3,239,099. JPMDS's ratio of aggregate indebtedness to net capital was 0.35 to 1. As permitted, JPMDS's net capital computation is based upon JPMDS rather than the consolidated financial statements. JPMDS claims exemption from the provisions of Rule 15c3-3 of the SEC as provided by paragraph k(1) because it is a limited business established for the exclusive purpose of sale and redemption of the Funds' shares and neither holds customer funds nor performs custodial functions relating to customer securities.

7. **Subsequent Event**

On January 17, 2006, the Company paid a dividend to its parent amounting to $50,000,000